

Mail Stop 3720

February 3, 2009

Via U.S. Mail and Fax (602) 383-5159
Joseph L. D'Amico
President, Chief Financial Officer and Treasurer
Apollo Group, Inc.
4025 S. Riverpoint Parkway
Phoenix, AZ 85040

> **RE: Apollo Group, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **Filed October 28, 2008**
> **File No. 000-25232**

Dear Mr. D'Amico:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended August 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.   In future filings, please consider including an "overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned

primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

- include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Schedule 14C Information Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Decisions – Details, page 27

2.   We note that annual cash bonus awards are tied to the achievement of specified company and individual performance goals. In addition, we note your disclosure relating to annual cash bonus awards for several executive officers being reduced because of the failure of those individuals to meet all of their personal performance goals at target level. In future filings, please disclose, for each named executive officer, the individual performance goals and weight given to the achievement of the performance goals. In addition, disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Note 2. Significant Accounting Policies

Revenue Recognition, pages 86-87

3.   We note your disclosure on page 65 that effective in March 2008 you changed your refund policy, whereby students who attend 60% or less of a course are eligible for a refund for the portion of the course they did not attend. With a view toward disclosure

tell us how you consider your new refund policy in your revenue recognition accounting policy for tuition fees.

4. We also note from your disclosures on page 67 that in the first quarter of fiscal year 2008, you performed a review of the components of bad debt expense and identified certain items that should have been classified as discounts or refunds (reduction of net revenue) as opposed to bad debt expense. In this regard tell us how you account for refunds and whether you have a refund allowance account.

5. Quantify the impact of your new refund policy in your tuition revenues, for the year ended August 31, 2008 and subsequent interim periods.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Joseph L. D'Amico
Apollo Group, Inc.
February 3, 2009
Page 4

        You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Celeste M. Murphy
                                        Legal Branch Chief